Spartacus Acquisition Shelf Corp.

6470 E Johns Crossing, Suite 490

Duluth, GA 30097

August 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Geoffrey Kruczek

Re:	Spartacus Acquisition Shelf Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 12, 2021

File No. 333-257441

Dear Sir or Madam:

This letter sets forth responses of Spartacus Acquisition Shelf Corp., a Delaware corporation (the “Company”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 19, 2021 (the “Comment Letter”), relating to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-257441) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed on August 12, 2021

PIPE Financing, page 28

1.	Please revise to provide a comparison between the purchase price per PIPE Share versus the most recent closing price of the Class A Common Stock.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 107 of Amendment No. 2.

Certain Projected Financial Information, page 123

2.	We note the assumptions added to your disclosure in response to prior comment 13. Please revise to provide greater specificity concerning the assumptions, including quantifying the metrics, and explain how the assumptions relate to the projected financial information. As one example only, describe and quantify the pricing and volume assumptions and explain how those assumptions result in the amount of revenue disclosed in the table for each year. Also, considering your historical revenues to date, please explain for the basis of the projections beyond year three and why you believe the growth rates and projected financial information is reasonable.

Securities and Exchange Commission

August 25, 2021

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 86, 87, 124, and 125 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences, page 159

3.	It appears from your revisions in response to prior comment 16 that counsel's opinion will not cover the tax consequences mentioned in (i) of the first paragraph. If so, please explain why the opinion will not include the tax consequences related to the redemption of shares. Given the uncertain and complex tax consequences of the redemption that you disclose, it appears the opinion should also cover those matters.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 159 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely

By:	/s/ Igor Volshteyn
Name: Igor Volshteyn
Title: President

Via E-mail:

cc:	Robert S. Matlin

David A. Bartz

K&L Gates LLP

Randy S. Segal

John P. Duke

Jessica A. Bisignano

Hogan Lovells US LLP